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To increase the authorized capital of the Corporation by the creation of an unlimited number of Class A Restricted Voting Shares. After giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue shall be an unlimited number of Class A Restricted Voting Shares and an unlimited number of Class B Shares.

The Class A Restricted Voting Shares and the Class B Shares shall have attached thereto and be subject to the following rights, privileges, restrictions and conditions:

1. Definitions.

In these share provisions, the following words and phrases shall have the following meanings:

"Act" means the Business Corporations Act (Ontario);

"Class A Automatic Redemption Price" means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the Escrow Account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part Vl.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation;

"Class A Extension Redemption Price" means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the Escrow Account at the time of the meeting in respect of approving an Extension, including any interest or other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part Vl.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation; for greater certainty, such amount will not be reduced by the deferred underwriting commissions per Class A Restricted Voting Share held in the Escrow Account;

"Class A Qualifying Acquisition Redemption Price" means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the Escrow Account at the time of the meeting of the shareholders of the Corporation at which the Qualifying Acquisition is approved, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation; for greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part Vl.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in the Escrow Account;

"Class A Restricted Voting Shares" means the Class A restricted voting shares of the Corporation;

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"Class B Shares" means the Class B shares of the Corporation;

"Corporation" means Alignvest Acquisition Corporation;

"Escrow Account" means an escrow account established with the Escrow Agent pursuant to the Escrow Agreement to be used by the Corporation to pay amounts to, inter a!ia, applicable tax authorities, the holders of Class A Restricted Voting Shares, the underwriters of the IPO and/or the vendors in connection with a Qualifying Acquisition;

"Escrow Agent" means Equity Financial Trust Company, or its successors and permitted assigns;

"Escrow Agreement" means the escrow agreement entered into on or before the IPO Closing Date among the Corporation, each of the joint book-runners in connection with the IPO, and the Escrow Agent, as it may be amended, restated or assigned;

"Extension" means one or more extensions to the Permitted Timeline, to up to a maximum of 36 months from the IPO Closing Date, that has been approved by ordinary resolution of the holders of the Class A Restricted Voting Shares and that is also approved by the board of directors of the Corporation (and with the consent of the TSX, if required), in which case the redemption rights in subsection 4(b) shall apply;

"Extraordinary Dividend" means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

"IPO" means the Corporation's initial public offering of its Class A restricted voting units, each Class A restricted voting unit consisting of one Class A Restricted Voting Share and one-half of a share purchase warrant of the Corporation, and of its Class B units, each Class B unit consisting of one Class B Share and one-half of a share purchase warrant of the Corporation;

"IPO Closing Date" means the closing date of the IPO;

"Permitted Timeline" means the allowable time period within which the Corporation must consummate its Qualifying Acquisition, being 21 months following the IPO Closing Date (or 24 months following the IPO Closing Date if th.e Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the IPO Closing Date but has not completed the Qualifying Acquisition within such 21-month period), as it may be extended pursuant to an Extension following the IPO Closing Date;

"Qualifying Acquisition" means a qualifying acquisition within the meaning of Part X of the TSX Company Manual (as amended from time to time, and subject to any exemptive relief granted by the TSX), and which must be approved (together with any other required shareholder approval under the Act or other applicable law) by holders of Class A Restricted Voting Shares and Class B Shares, voting together as if a single class of shares;

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"Redemption Limitation" means an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding immediately following the IPO (including, if applicable, following the closing of the IPO over-allotment option granted by the Corporation to the underwriters);

"Sponsor" means Alignvest Management Corporation, or its successors and permitted assigns;

"Tax Act" means Income Tax Act (Canada) and the regulations thereunder;

"TSX" means the Toronto Stock Exchange; and

"Winding-Up" means the liquidation and cessation of the business of the Corporation, and includes the related automatic redemption of Class A Restricted Voting Shares, its applications to cease to be a reporting issuer and its Winding-Up, and winding-up and/or dissolution expenses, each as reasonably determined by the Corporation.

Class A Shares

2. Voting.

(a)

The holders of the Class A Restricted Voting Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Corporation (except where solely the holders of Class B Shares or another specified class of shares (other than the Class A Restricted Voting Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting), including, for greater certainty, for an Extension, which shall be voted upon, by ordinary resolution, by only the holders of Class A Restricted Voting Shares.

The holders of the Class A Restricted Voting Shares shall vote together with the holders of the Class B Shares (as if a single class of shares) upon all matters submitted to a vote of shareholders, excluding those matters required to be submitted solely to the holders of Class B Shares and those matters required to be submitted to a class vote pursuant to the Act or other applicable law. Subject to the foregoing sentence and paragraph (c) below, each Class A Restricted Voting Share shall confer the right to one vote.

The holders of the Class A Restricted Voting Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles of the Corporation to effect an exchange, reclassification or cancellation of Class A Restricted Voting Shares carried out in connection with a Qualifying Acquisition that affects both classes of shares and that preserves economically the redemption rights in respect of a Qualifying Acquisition of, and the conversion features of, the Class A Restricted Voting Shares.

Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Class A Restricted Voting Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of the Corporation or the sale, lease or exchange of all or substantially all property of the Corporation other than in the ordinary course of business of the Corporation under subsection 184(3) of the Act, as such subsection may be amended from time to time.

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(b)

Notwithstanding the foregoing, the holders of Class A Restricted Voting Shares shall not be entitled to vote on, or receive notice of or attend, meetings held only to consider the election and/or removal of directors and/or auditors of the Corporation prior to the meeting at which the Qualifying Acquisition is approved.

(c)

For greater certainty, notice shall not be required to be provided to the holders of Class A Restricted Voting Shares in the event a written resolution of all the holders of Class B Shares in lieu of a meeting under section 104 of the Act is approved.

3. Dividends. The holders of the Class A Restricted Voting Shares shall be entitled to receive, and the Corporation shall pay in equal amounts per share on all Class A Restricted Voting Shares and Class B Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors of the Corporation may from time to time declare in their absolute discretion.

4. Redemption.

(a)

In the event that a Qualifying Acquisition is completed and closed on or before the expiration of the Permitted Timeline then, subject to subsection 4(c), subsection 4(d) and subsection 4(e), each of the holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Qualifying Acquisition, will be entitled, provided that they deposit their shares (or share certificate(s), as applicable) for redemption prior to the second business day prior to the meeting of shareholders to consider the Qualifying Acquisition, to require the Corporation, effective immediately prior to the closing of the Qualifying Acquisition, to redeem all or a portion of such holder's Class A Restricted Voting Shares for the Class A Qualifying Acquisition Redemption Price per Class A Restricted Voting Share redeemed in accordance with the procedures set forth in this section 4. Any remaining Class A Restricted Voting Shares not required to be so redeemed (and any unredeemed Class A Restricted Voting Shares or excess Class A Restricted Voting Shares referred to in subsection 4(d) or subsection 4(e) below) would then be automatically converted immediately following the closing of the Qualifying Acquisition into Class B Shares on the basis of one Class B Share for each Class A Restricted Voting Share converted).

(b)

In the event that the Permitted Timeline is extended by way of an Extension by ordinary resolution of the holders of Class A Restricted Voting Shares that is also approved by the board of directors of the Corporation (and the consent of the TSX, if required) then, subject to subsection 4(c) and subsection 4(d), each of the holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension, will be entitled, provided that they deposit their shares (or share certificate(s), as applicable) for redemption prior to the second business day prior to the meeting of holders of Class A Restricted Voting Shares to consider the Extension of the Permitted Timeline, to require the Corporation, effective immediately prior to the date the Extension takes effect, to redeem all or a portion of such holder's Class A Restricted Voting Shares for the Class A Extension Redemption Price per Class A Restricted Voting Share redeemed in accordance with the procedures set forth in this section 4.

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(c)

Subject to subsection 4(d) and subsection 4(e) below, a holder of Class A Restricted Voting Shares that is entitled, in accordance with subsection 4(a). or subsection 4(b), to require the Corporation to redeem any or all of such holder's Class A Restricted Voting Shares, may do so by depositing such holder's shares (or share certificate(s), as applicable), as provided in subsection 4(a) or subsection 4(b) above, as applicable, in respect of all or any number of the Class A Restricted Voting Shares registered in the name of such holder on the books of  the Corporation. A holder of Class A Restricted Voting Shares exercising his, her or its option to have the Corporation redeem his, her or its Class A Restricted Voting Shares shall, at the time of deposit, give notice to the Corporation, in a form acceptable to the Corporation, of the number of the holder's Class A Restricted Voting Shares to be redeemed (failing which, all of the holder's Class A Restricted Voting Shares deposited shall be deemed to have been deposited to be redeemed). The holder of any Class A Restricted Voting Shares may, with the consent of the Corporation, revoke any such notices or deposits, as applicable, prior to the redemption date (being immediately prior to the closing of the Qualifying Acquisition or immediately prior to the effective date of the Extension, as applicable). Upon payment in cash of the Class A Qualifying Acquisition Redemption Price or the Class A Extension Redemption Price, as applicable, in respect of the Class A Restricted Voting Shares to be redeemed by the Corporation, the rights of the holders in respect of such Class A Restricted Voting Shares being redeemed, as shareholders, shall be extinguished in their entirety (including, but not limited to, the right to receive dividends), subject to applicable law.

(d)

If the redemption by the Corporation pursuant to this section 4 of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of the Act or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall either issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Corporation, or shall otherwise confirm such shares as issued and deposited in book-entry.

(e)

Notwithstanding anything to the contrary in this section 4, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS Clearing and Depositary Services Inc.) that, together with any affiliate thereof or any person acting jointly or in concert therewith (within the meaning of section 91 of the Securities Act (Ontario) as in effect on the IPO Closing Date), shall be entitled to require the Corporation to redeem Class A Restricted Voting Shares in excess of the Redemption Limitation, and such excess Class A Restricted Voting Shares shall be deemed not to have been required to be redeemed. For greater certainty, the Redemption Limitation shall not affect the voting rights of the holders of Class A Restricted Voting Shares and shall not apply in the event of the Extension or the winding-up of the Corporation or the application of section 5 hereof.

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(f)

In the event a holder deposits its shares (or share certificate(s), as applicable) for redemption in accordance with section 4(a) or section 4(b), and the Qualifying Acquisition is not approved or completed, or the Extension to the Permitted Timeline is not approved or proceeded with, then the shares (or share certificate(s), as applicable) so deposited will be returned to their respective registered holders (or re-deposited with CDS Clearing and Depositary Services Inc., as applicable), and the rights of the holders of the Class A Restricted Voting Shares so deposited, for the avoidance of doubt, shall continue in accordance with the provisions herein.

5. Automatic Redemption. In the event that a Qualifying Acquisition is not completed within the Permitted Timeline, then all of the then issued and outstanding Class A Restricted Voting Shares will, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), be automatically redeemed for the Class A Automatic Redemption Price per Class A Restricted Voting Share. On such automatic redemption date, the Corporation shall pay or cause to be paid such amount to the holders of the shares to be redeemed, on deposit of the certificates for the shares so redeemed and the certificates (if any) for such shares shall thereupon be cancelled, or on presentation of evidence of a book-entry deposit thereof, and the shares represented thereby shall thereupon be redeemed, as applicable. From and after the automatic redemption date, the rights of the holders of the Class A Restricted Voting Shares so redeemed shall be extinguished in their entirety (including, but not limited to, the right to receive further dividends), subject to applicable law, except the right to receive the Class A Automatic Redemption Price for each Class A Restricted Voting Share so redeemed, in cash, unless payment of the Class A Automatic Redemption Price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such Class A Restricted Voting Shares shall remain unimpaired.

On or before the automatic redemption date, the Corporation shall have the right to deposit the Class A Automatic Redemption Price of any Class A Restricted Voting Share(s) called for redemption in a special account with any chartered bank or trust company in Canada, such amount to be paid to, or to the order of, the respective holders of such shares called for redemption upon deposit of the certificates representing the same, or upon evidence of a b o - k entry deposit thereof (or other documents reasonably requested by the Corporation or the Corporation's transfer agent for the Class A Restricted Voting Shares properly completed), and, upon such deposit being made, the Class A Restricted Voting Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest on such deposited moneys, the Class A Automatic Redemption Price applicable to their respective Class A Restricted Voting Shares against deposit of the certificates representing such Class A Restricted Voting Shares (or via a book-entry) transfer and other documents reasonably requested by the Corporation or the Corporation's transfer agent for the Class A Restricted Voting Shares, properly completed.

If the redemption by the Corporation pursuant to this section 5 of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of the Act or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares to be redeemed by the Corporation, and the Corporation shall issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Corporation, or otherwise confirm such shares as issued and deposited in book-entry.

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6. Winding-Up or Dissolution.

(a)

In the event of the winding-up or dissolution of the Corporation, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Class A Restricted Voting Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares, for each Class A Restricted Voting Share then outstanding, if any, an amount equal to the Class A Automatic Redemption Price, and no more.

(b)	Payments to holders of Class A Restricted Voting Shares shall be made as provided in section 5, mutatis mutandis.

7. Anti-Dilution. In the event that the Class B Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend or Extraordinary Dividend is paid on the Class B Shares, an appropriate adjustment, as determined by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Class A Restricted Voting Shares so as to maintain the relative rights of the holders of those shares.

Class B Shares

8. Voting.

(a)

The holders of the Class B Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Corporation (except where solely the holders of Class A Restricted Voting Shares or another specified class of shares (other than the Class B Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting, including, for greater certainty, for an Extension, which shall be voted upon, by ordinary resolution, by only the holders of Class A Restricted Voting Shares).

The holders of the Class B Shares shall vote together with the holders of the Class A Restricted Voting Shares (as if a single class of shares) upon all matters submitted to a vote of shareholders, excluding those matters required to be submitted solely to the holders of Class A Restricted Voting Shares and those matters required to be submitted to a class vote pursuant to the Act or other applicable law. Subject to the foregoing sentence, each Class B Share shall confer the right to one vote.

The holders of the Class B Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles of the Corporation to effect an exchange, reclassification or cancellation of Class B Shares carried out in connection with a Qualifying Acquisition that affects both classes of shares.

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(b)

Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Class B Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of the Corporation or the sale, lease or exchange of all or substantially all property of the Corporation other than in the ordinary course of business of the Corporation under subsection 184(3) of the Act, as such subsection may be amended from time to time.

9. Dividends. The holders of the Class B Shares shall be entitled to receive, and the Corporation shall pay in equal amounts per share on all Class B Shares and Class A Restricted Voting Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors of the Corporation may from time to time declare in their absolute discretion.

10. Winding-Up. Subject to the prior rights of the holders of the Class A Restricted Voting Shares and applicable law, in the event of the winding-up or dissolution of the Corporation, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Class B Shares shall be entitled to receive the remaining property of the Corporation pro-rata.

11. Anti-Dilution. In the event that the Class A Restricted Voting Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend or Extraordinary Dividend is paid on the Class A Restricted Voting Shares, an appropriate adjustment, as determined by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Class B Shares so as to maintain the relative rights of the holders of those shares.

6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a ete dOment autorisee conformement aux articles 168 et 170 (selot:1 le cas) de la Loi sur Jes societes par actions.

7.

The resolution authorizing the amendment was approved by the sha1·eholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le

2015-06-16
(Year, Month, Day)
(annee, mois, Jour)

These articles are signed in duplicate.

Les presents statuts sont signes en double exemplaire.

ALIGNVEST ACQUISITION CORPORATION

(Print name of corporation from Article 1 on page 1)
(Veuillez ecrir le nom de la societe de !'article un a la page une).

Chief Financial Officer (Description of Office) (Fonction)

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